EXHIBIT 99.1

Company Contact: Eva Hartling Vice-President, Marketing & Communications (514) 823-7022 ehartling@birksgroup.com

NATIONAL POST ARTICLE

BIRKS EXPANSION INTO THE U.S. COMMENTS CLARIFIED

Montreal, Quebec – (July 11, 2014) – Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT: BGI) today issued a clarification statement in response to recent information published in a National Post article released on July 10, 2014 in which it is mentioned that the Company plans a “U.S. expansion” with “Birks-branded boutique storefronts.”

The Company wishes to clarify that there are no official plans in place to open Birks-branded boutiques in the U.S. market within the next few years; although it is accurate to say that the Birks jewelry brand is currently available at Mayors retail stores in the states of Florida and Georgia, which form part of Birks Group. Any implication that the expansion plan referred to in the National Post article is incorporated into the Company’s internal financial projections was not intended and is erroneous.

About Birks Group

Birks Group is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2014, Birks Group operated 30 stores under the Maison Birks brand in most major metropolitan markets of Canada (signage reflecting this new trade name will be changed at the Company’s current retail stores over time while signage at the Company’s new stores already reflects this change), 18 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Maison Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s expansion into the U.S. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2013 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.